UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Evans & Sutherland Computer Corporation

(Name of Issuer)

Common Stock, $0.20 par value

(Title of Class of Securities)

299096107

(CUSIP Number)

Shaun Miller

Corporate Secretary

Elevate Entertainment Inc.

4143 Maple Avenue, Suite 400

Dallas, Texas 75219

Telephone: (214) 301-4250

Copy to:

James R. Griffin, Esq.

Weil, Gotshal & Manges LLP

200 Crescent Court, Suite 300

Dallas, TX 75201

(214) 746-7779

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 26, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 299096107		13D

1	Names of Reporting Persons STEPHEN T. WINN

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 10,576,487 (see Item 4)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 10,576,487 (see Item 4)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,576,487 (see Item 4)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 92.1%

14	Type of Reporting Person IN

CUSIP No. 299096107		13D

1	Names of Reporting Persons MIRASOL CAPITAL, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 10,576,487 (see Item 4)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 10,576,487 (see Item 4)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,576,487 (see Item 4)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 92.1%

14	Type of Reporting Person OO

CUSIP No. 299096107		13D

1	Names of Reporting Persons ELEVATE ENTERTAINMENT HOLDINGS INC.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 10,576,487 (see Item 4)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 10,576,487 (see Item 4)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,576,487 (see Item 4)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 92.1%

14	Type of Reporting Person CO, HC

CUSIP No. 299096107		13D

1	Names of Reporting Persons ELEVATE ENTERTAINMENT INC.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 10,576,487 (see Item 4)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 10,576,487 (see Item 4)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,576,487 (see Item 4)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 92.1%

14	Type of Reporting Person CO, HC

CUSIP No. 299096107		13D

1	Names of Reporting Persons ELEVATE ACQUISITION CORPORATION

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 10,576,487 (see Item 4)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 10,576,487 (see Item 4)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,576,487 (see Item 4)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 92.1%

14	Type of Reporting Person CO

EXPLANATORY FOOTNOTE

This Amendment No. 2 to Schedule 13D (this “Amendment”) relates to the common stock, par value $0.20 (the “Shares”), of Evans & Sutherland Computer Corporation (the “Issuer”) and amends the initial statement on Schedule 13D filed on February 19, 2020 (the “Original 13D”), as amended by Amendment No. 1 to the Original 13D filed on March 2, 2020 (“Amendment No. 1” and, together with the Original 13D and this Amendment, the “Schedule 13D”). Unless otherwise specified, capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Original 13D.

In connection with the transactions contemplated by the Agreement and Plan of Merger, dated as of February 9, 2020, by and among Evans & Sutherland Computer Corporation (the “Issuer”), Elevate Entertainment Inc. and Elevate Acquisition Corporation (“Purchaser”), Purchaser offered to purchase all of the issued and outstanding shares of common stock, par value, $0.20 per share (the “Shares”), of the Issuer, at a purchase price of $1.19 per Share net to the seller in cash, without interest thereon and subject to any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 27, 2020 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the “Offer”). The Offer and withdrawal rights expired as scheduled at 12:00 midnight, Eastern Time, at the end of the day on March 25, 2020 (the “Expiration Time”), without being extended. The conditions to the Offer were satisfied at the Expiration Time and, as a result, Purchaser has accepted for payment all Shares that were validly tendered and not properly withdrawn pursuant to the Offer.

Item 4.                                 Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

“The Offer and withdrawal rights expired as scheduled at 12:00 midnight, Eastern time, at the end of the day on March 25, 2020 (such date and time, the “Expiration Time”), without being extended.  Continental Stock Transfer & Trust Company, the depositary designated in the Offer (the “Depositary”), has advised that, as of the Expiration

Time, 10,576,487 Shares had been validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 92.1% of the aggregate number of then issued and outstanding Shares.  Accordingly, the Minimum Condition has been satisfied.  As a result of the satisfaction of the Minimum Condition (as defined in the Merger Agreement) and each of the other conditions to the Offer, Purchaser has accepted for payment all Shares that were validly tendered and not properly withdrawn pursuant to the Offer. In addition, the Depositary has advised that, as of the Expiration Time, 50,741 Shares have been tendered by Notice of Guaranteed Delivery, representing approximately 0.4% of the aggregate number of then issued and outstanding Shares.

As a result of its acceptance of the Shares tendered pursuant to the Offer and in accordance with Section 16-10a-1101 of the Utah Revised Business Corporation Act (the “URBCA”), Purchaser owns at least the percentage of Shares that would be required to adopt the Merger Agreement by a vote of the shareholders of the Issuer.  Pursuant to Section 16-10a-1101 of the URBCA, subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Parent and Purchaser intend to complete the acquisition of the Issuer through the Merger as promptly as practicable without a meeting of shareholders of the Issuer.  In accordance with the URBCA, Parent intends to provide notice of the Merger and a copy or summary of the Plan of Merger to the Issuer’s shareholders at least 10 days prior to the consummation of the Merger. At the effective time of the Merger (the “Effective Time”), and as a result of the Merger, each Share issued and outstanding immediately prior to the Effective Time will be converted into the right to receive the Merger Consideration, other than Shares held by the Issuer as treasury stock, by any subsidiary of the Issuer or by Parent, Purchaser or any of their respective subsidiaries or Shares for which the holder thereof has properly exercised dissenters’ rights.

In addition, at the Effective Time, the vested portion (including any portion that pursuant to the applicable equity incentive plan or its terms becomes vested solely as a result of the transactions contemplated by the Merger Agreement) of each outstanding and unexercised stock option to purchase Shares granted by the Company (each, a “Company Compensatory Award”) that is outstanding immediately prior to the Effective Time (each such vested portion of a Company Compensatory Award, a “Cashed Out Compensatory Award”) will, immediately prior to the Effective Time, be cancelled and extinguished and, in exchange therefor, each former holder of any such Cashed Out Compensatory Award will have the right to receive an amount in cash equal to the product of (i) the aggregate number of Shares subject to such Cashed Out Compensatory Award immediately prior to the Effective Time and (ii) the Merger Consideration less any per share exercise or purchase price of such Cashed Out Compensatory Award immediately prior to such cancellation (such amounts payable hereunder being referred to as the “Compensatory Award Payments”). However, the right of a former holder of a Cashed Out Compensatory Award to receive their respective Compensatory Award Payment is subject to such holder’s execution of a Compensatory Award Termination Agreement. From and after the Effective Time, any such Cashed Out Compensatory Award will no longer be exercisable by the former holder thereof or settleable in Shares, but will entitle such holder only to the payment of the Compensatory Award Payment. However, any Cashed Out Compensatory Award that has an exercise price or purchase price equal to or greater than the Merger Consideration will be cancelled without any payment. The Compensatory Award Payments will be paid as soon as reasonably practicable following the Effective Time but not more than 30 days, without interest.

Further, at the Effective Time, the unvested portion of each Company Compensatory Award that is outstanding immediately prior to the Effective Time (each such unvested portion of a Company Compensatory Award, a “Terminated Compensatory Award”) will, immediately prior the Effective Time, be cancelled and extinguished for no consideration. From and after the Effective Time, any such Terminated Compensatory Award will no longer be exercisable by the former holder thereof or settleable in Shares.

Immediately following the Merger, the Issuer will be a subsidiary of Parent, and will thereafter be deregistered under the Exchange Act.”

Item 5.                                 Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“(a) and (b) As of the Expiration Time, (i) the Reporting Persons acquired and, for purposes of Rule 13d-3 promulgated under the Exchange Act, beneficially owned 92.1% of the outstanding Shares and (ii) the Reporting Persons had sole power to vote and dispose of 92.1% of the Shares.

(c) Except for the Tender and Support Agreements and the transactions described in this Amendment, to the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Schedule A or Item 5(a).

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e) Inapplicable.”

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 26, 2020

Stephen T. Winn

/s/ Stephen T. Winn

Mirasol Capital, LLC

By:	/s/ Jeb Terry Jr.

	Name:	Jeb Terry Jr.
	Title:	Managing Director

Elevate Entertainment Holdings Inc.

By:	/s/ Jeb Terry Jr.

	Name:	Jeb Terry Jr.
	Title:	President and Chief Executive Officer

Elevate Entertainment Inc.

By:	/s/ Jeb Terry Jr.

	Name:	Jeb Terry Jr.
	Title:	President and Chief Executive Officer

Elevate Acquisition Corporation

By:	/s/ Jeb Terry Jr.

	Name:	Jeb Terry Jr.
	Title:	President and Chief Executive Officer